FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 21, 2012

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events.

On March 20, 2012, the U.S. Department of Commerce announced its preliminary determination of countervailing duties on imports of crystalline silicon photovoltaic cells, whether or not assembled into modules from the People’s Republic of China.  Wuxi Suntech Power Co., Ltd. received a preliminary rate of 2.90%.

In addition, the U.S. Department of Commerce clarified the scope of its investigations to state that modules/panels produced in a third country from cells produced in the People’s Republic of China are covered by the scope; however, modules/panels produced in the People’s Republic of China from cells produced in a third country are not covered by the scope.

Signature
Exhibit 99.1 — Press Release Announcing Suntech Response to Preliminary Decision on CVD Tariffs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Kim H. Liou
	Name:	Kim H. Liou
	Title:	General Counsel

Date: March 21, 2012